November 15, 2018

Erik S. Nelson
Chief Executive Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite #212
Atlanta, GA 30339

       Re: Nocera, Inc.
           Form 10-12G
           Filed October 19, 2018
           File No. 000-55993

Dear Mr. Nelson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 filed October 19, 2018

Item 1: Description of Business
Jumpstart Our Business Startups Act, page 1

1. You disclose that you are choosing to irrevocably opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the
      JOBS Act. This disclosure is inconsistent with your disclosure in the risk factor regarding your status as an emerging growth company on page 9, and the risk factor regarding the
      JOBS Act on page 11, which state you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the
      JOBS Act. Please revise your disclosures for consistency.
 Erik S. Nelson
FirstName LastNameErik S. Nelson
Nocera, Inc.
Comapany 15, 2018
November NameNocera, Inc.
November 15, 2018 Page 2
Page 2
FirstName LastName
Item 1A: Risk Factors, page 5

2. We note your disclosure on page 26 regarding a material weakness in your internal control over financial reporting. Please revise to add a risk factor describing the material weakness and the actions you are taking, if any, for remediation.
Item 2: Financial Information
Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended
December 31, 2016
General and Administrative Expenses, page 17

3. In the last sentence, you disclose that you incurred $0 in income expense for each year.
         Please revise to clarify what income expense represents.
4. Please provide a brief explanation of the factors underlying the $4,225 increase in General and Administrative expenses during the year ended December 31, 2018. Please ensure that the other line items discussed throughout your Management's Discussion and
         Analysis section disclose the appropriate factors underlying changes between the financial periods presented. Refer to Item 303 of Regulation S-K.
Cash Flow, page 18

5. You disclose that you had outstanding liabilities and a stockholders' deficit of $0 at
         December 31, 2017. However, the balance sheet at December 31, 2017, reflects liabilities and a stockholders' deficit of $7,725. Please revise.
Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine
Months Ended September 30, 2017
General and Administrative Expenses, page 20

6. You disclose that general and administrative expenses for the nine months ended
         September 30, 2018 includes interest expense of $2,110. Please explain to us what this interest expense represents and why the expense is properly classified as as a general and administrative expense.
Cash Flow, page 21

7. You disclose that you had outstanding liabilities and a stockholders' deficit of $10,546 at
         September 30, 2018. However, the balance sheet as of September 30, 2018 reflects liabilities of $21,029 and a stockholders' deficit of $10,546. Please revise. Please note that this comment also applies to your disclosure in the first paragraph of your discussion of liquidity and capital resources on page 22.
8. The statements of cash flow reflects a net increase in cash of $10,483 for the nine months ended September 30, 2018. Please revise the table of cash flows on page 21 to reflect the net movement in cash and cash equivalents for the nine months ended September 30,
 Erik S. Nelson
FirstName LastNameErik S. Nelson
Nocera, Inc.
Comapany 15, 2018
November NameNocera, Inc.
November 15, 2018 Page 3
Page 3
FirstName LastName
         2018.
9. You disclose that you generated $310 from investing activities during the nine months ended September 30, 2018. It appears that net cash provided by investing activities includes the issuance of common shares and warrants to a related party. Please explain to us why the issuance of common shares and warrants are properly classified as cash flows from investing activities.
Critical Accounting Policies
Recently Issued Accounting Pronouncements, page 24

10. We note some of effective dates of recently issued accounting principles assume you opted out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act and others assume you opted in to the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please review and revise the effective dates of the recently issued accounting principles to reflect the correct effective dates applicable to your election under Section 102(b)(2) of the JOBS Act as applicable. Please note that this comment also relates to your disclosures in Recent Accounting Pronouncements on pages
         F-10 and F-22.
Item 5: Directors and Executive Officers, page 30

11. Please provide a brief description of Mr. Nelson's experience in evaluating or facilitating mergers or acquisitions. In this regard, we note your disclosure elsewhere in the filing that "[t]he analysis of new business opportunities will be undertaken by, or under the supervision of, [y]our Board of Directors."
Item 7: Certain Relationships and Related Party Transactions, page 32

12. Please revise this section to discuss the convertible promissory note to a related party disclosed on page 19. Refer to Item 404(d) of Regulation S-K. Financial Statements
Note 3. A Summary of the Company's Significant Accounting Policies is as Follows, page F-9

13. Please tell us your consideration of disclosing the adoption of ASU 2016-15, ASU 2016-
         18 and ASU 2017-01 in accordance with ASC 250. Please note that this comment also applies to Recent Accounting Pronouncements on page F-22.
Note 8. Subsequent Events, page F-12

14. Please revise your disclosure in the second paragraph to clarify that 2018 Nelson Fiorino
         Holdings, LLC. subscribed to one million (1,000,000) shares of common stock. Please note that this comment also applies to your disclosure in Note 6 on page F-24 and Note 9 on page F-25.
 Erik S. Nelson
Nocera, Inc.
November 15, 2018
Page 4
Balance Sheets, page F-16

15. Please revise the number of shares of common stock outstanding at December 31, 2017 to reflect the stock splits disclosed in Note 6. Please refer to ASC 505-10-S99-4.
Note 6. Common Stock, page F-24

16. Please disclose the consideration received for the issuance of the common shares and warrants issued to 2018 Nelson Fiorino Holdings, LLC. and Coral Investment Partners
         L.P.
Note 7. Warrants, page F-25

17. Please tell us why the issuance of warrants resulted in an expense of $592,469, and how the amount was determined.
Note 9. Related party Transactions, page F-25

18. The expenses funded by Eric S. Nelson and the stock transfer fees incurred for each period presented exceed the total amounts recognized as general and administrative expenses. Please advise.
General

19. We note your disclosure that you are a publicly quoted shell company. It appears, however, that OTC Markets Group Inc. has discontinued the display of quotes for your securities because your securities have been labeled "Caveat Emptor (Buyer Beware)."
         Please disclose this fact in your filing, and include related risk factor disclosure.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Thompson, Accounting Branch Chief, at 202-551-3344 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, or Jennifer L pez-Molina, Staff
Attorney, at 202-551-3792 with any other questions.



FirstName LastNameErik S. Nelson                             Sincerely,
Comapany NameNocera, Inc.
                                                             Division of
Corporation Finance
November 15, 2018 Page 4                                     Office of Consumer
Products
FirstName LastName